Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Central Jersey Bancorp:

We consent to the inclusion in the Registration Statement on Form S-4 filed by OceanFirst Financial Corp. of our report dated March 14, 2008 with respect to the consolidated statement of financial condition of Central Jersey Bancorp and subsidiary as of December 31, 2007 and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2007, which appears in the December 31, 2007 Annual Report on Form 10-K of Central Jersey Bancorp, and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

July 29, 2009